Randgold Resources limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


For further information call:
(CEO) Mark Bristow  +44 779 775 2288
(CFO) Roger Williams  +44 779 771 9660


RANDGOLD RESOURCES ACCELERATES QUEST FOR GROWTH OPPORTUNITIES AS PROFITS SOAR


London, UK, 12 February 2003 - Randgold Resources, the London and Nasdaq listed gold mining and development company, today posted a 475% rise in profit from operations for the year to December and said it was using its growing cash reserves to speed up its pursuit of new opportunities.

Net profit for the year was US$65.7 million (2001: US$17.8 million) and profit from operations was US$74.6 million (2001: US$15.7 million) on gold sales revenue of US$131.4 million. Earnings per share for the year were US$2.61 against US$0.58 in 2001.

The rise in results was boosted by exceptionally high grades mined at Randgold Resources' Morila joint-venture in Mali during the September and December quarters. Morila poured more than a million ounces of gold during 2002, one of the few mines in the world to achieve this production feat. With total cash costs of US$74/oz for the year, Morila also ranks as one of the highest-margin gold producers in the world.

"Randgold Resources combines a sound operational base, generating strong cash flows, with a promising prospect portfolio and a robust, effectively ungeared, balance sheet," chief executive Dr Mark Bristow said.

"This means that we are one of the very few junior mining development companies with the ability to invest substantially in its own future on a sustained basis. We are funding exploration programmes in our target areas at a rate of US$10 million per year and these will continue to generate prospects for incorporation in our development portfolio. In addition to this organic expansion thrust, we have also stepped up our pursuit of corporate and third-party growth opportunities. In fact, we are currently scrutinising every single million-ounce plus gold project in the world to see if it meets our strategic criteria and return targets."

Bristow noted that continuing exploration at Morila had already almost replaced the reserves depleted by mining there, and also indicated further upside at the mine. During the year, he said, Randgold Resources had increased its groundholdings around Morila, defining 21 gold targets in this region; discovered a new target near its Loulo project in Mali; acquired two new permits and developed a portfolio of gold targets in Senegal; and re-established operations in Tanzania. Its two advanced projects - Loulo in Mali and Tongon in the Cote d'Ivoire - are both at feasibility stage.

Issued on behalf of Randgold Resources Limited by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or
e-mail randgoldresources@dpapr.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.